

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of
iCapital Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) iCapital Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) iCapital Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CohnReznick LLP

New York, New York
February 28, 2018

iCapital Securities, LLC

Rule 15c3-3 Exemption Report

Year ended December 31, 2017

iCapital Securities, LLC (the "Company"), a registered broker-dealer, hereby states as follows to the best of its knowledge and belief:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

iCapital Securities, LLC

I, Michael Stanton, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Mike Sen*

Title: Chief Compliance Officer

February 28, 2018